Filed Pursuant to Rule 253(g)(2)

File No. 024-10919

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 2 DATED SEPTEMBER 28, 2021

TO THE OFFERING CIRCULAR DATED MAY 3, 2021

This document supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated May 3, 2021, as filed by us with the Securities and Exchange Commission (the “SEC”) on May 3, 2021, and as supplemented on September 8, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Directors and Officers

On September 17, 2021, the Company held its 2021 annual meeting of the stockholders (the “2021 Annual Meeting”) to, among other things, elect three (3) directors to the Company’s Board of Directors.

The terms of former Directors Rory Beyer and Sally Dodge expired at the 2021 Annual Meeting and they did not seek re-election. The term of Director David E. Miller also expired, however he sought reelection.

The following individuals were elected as Directors at the 2021 Annual Meeting for three (3) year terms expiring in 2024.

Name	Position	Age	Term of Office
Tera Johnson	Director	60	Sept 2021-2024
Anna Jones-Crabtree	Director	52	Sept 2021-2024
David E. Miller	Co-Chairperson of the Board of Directors (1)	68	Sept 2021-2024

(1) On September 17, 2021, the Board appointed Mr. Miller and Dr. Rivard as Co-Chairpersons of the Board of Directors.

Biographies of Mr. Miller and Ms. Johnson are already included in the Offering Circular, as amended. A biography of Dr. Jones-Crabtree is as follows:

Anna Jones-Crabtree

Anna and her husband Doug own and manage Vilicus Farms, a first generation, organic, 13,000-acre dryland crop farm in Northern Hill County, Montana growing a diverse array of organic heirloom and specialty grain, pulse, oilseed and broadleaf crops under five and seven-year rotations. In thirteen seasons, Vilicus Farms grew from 1,280 acres to be a nationally recognized farm by using USDA’s beginning farmer programs, employing extensive conservation practices, and fostering unique risk sharing relationships with food companies and land investment firms. With over 26% of their land in non-crop conservation and 400 acres seeded to native pollinator habitat Vilicus Farms became Bee Better certified in 2019, Real Organic Project Certified in 2019 and has been transitioning towards Demeter Biodynamic certification.

Vilicus Farms offers the only structured organic grain farming apprenticeship in the US with the vision of incubating new organic agricultural enterprises. They have hosted 13 apprentices, many interns and more farm campers than can be counted. Two new agrarian enterprises are currently under incubation at Vilicus Farms: a grazing operation integrated into the cropping system and an organic seed production operation.

Vilicus Training Institute (VTI) launched in 2015 to inspire increased scope and scale of organic land management across the Northern Great Plains. VTI serves as a not-for-profit learning laboratory that cultivates collaborations enabling both new organic land stewards and the circumstances that support their prosperous stability. VTI is a founding board member of the Montana Agrarian Commons. Projects include mapping risk/reward sharing mechanisms so they can be equitably aligned in the organic crop supply chains, documenting pathways for incubation of new at scale agrarian enterprises, developing organic grain farming apprenticeship curriculum and implementing associative economy principles to enable farm viability.

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Anna is a Donella Meadows Leadership Fellow and a recipient of the White House Greening Government Sustainability Hero Award. She holds a Ph.D. in Civil and Environmental Engineering with a minor in Sustainable Systems from Georgia Institute of Technology. Anna served on the USDA Secretary’s Advisory Council on Beginning Farmers & Ranchers. She currently serves on the Xerces Society Bee Better Advisory Board. Given the realities of farming Anna still has an off-farm job with the USDA Forest Service. After several decades fostering more sustainable operations she is now currently serving as the Director for Data Governance for the Northern Region.

Anna, Doug, and their three Jack Russell Terriers are avid members of the Lentil Underground (http://lentilunderground.com/).

Management Compensation

In her capacity as CEO, Ms. Johnson is receiving the following compensation, beginning as of September 1, 2021:

Name	Position	2021 Salary	2020 Bonus	Stock Award	Option Award	Non-Qualified Deferred Compensation	All Other Compensation	Total 2021 Compensation
Tera Johnson	Director and CEO	$130,000(1)	None	None	675(2)	None	$6,000(1)	$136,000(1)

(1)	All compensation amounts are based on annual totals. Ms. Johnson’s term as CEO began on September 1, 2021, so for 2021 will receive a pro-rated amount of her salary and benefits for the four months she is working for the Company this year.
(2)	Ms. Johnson shall receive 675 unvested options to purchase the Company’s common stock at the current offering price of $618/share, vesting 1/3 each year over a three-year period, beginning on the date of grant. These options have not yet been granted as the Company explores the adoption of a new stock option plan but are expected to be formally granted in 2021.

Compensation Committee

On July 30, 2021, the Board created a compensation committee, comprised of Dr. Stephen Rivard, Joseph Mantoan, and Dorothy Burlin.

The Compensation Committee is currently drafting its charter. All three members of the Compensation Committee are independent Directors and none have had transactions reportable as related party events with the Company in the last fiscal year.

Security Ownership of Management

The following table reflects the amount of our common stock beneficially owned by our directors and named executive officers individually and as a group as of September 15, 2021 and replaces the table currently on page 110 of the Offering Circular.

Officers and Directors	Shares (1)	% Ownership (1)
Dr. Stephen Rivard	2,026	2.08%
David Miller	1,446	1.48%
Arnold Lau	500	0.51%
Dorothy Burlin	34	0.03%
Joseph Mantoan	25	0.03%
Anna Jones-Crabtree	17	0.02%
All officers and directors as a group (2)	4,048	4.16%

(1) Percentage of beneficial ownership is based upon 97,378.16 shares of Iroquois Valley REIT’s common stock outstanding as of September 15, 2021. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for determining the number of shares beneficially owned and for computing the percentage ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic interest. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

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Conflicts of Interest

The following information supplements the section of the Offering Circular captioned “Conflicts of Interest”

Rory Beyer is no longer a Director of the Company so references to any conflicts of interest related to Mr. Beyer are removed.

Dr. Anna Jones-Crabtree is a member of the Board of Directors and through her farm, Vicilus Farms, is the lessee of three Iroquois Valley farms (Bahasaba, Hi-Line, and Cottonwood). See “Our Business and Properties—Section 7: Portfolio Specifics” for additional details on these leases. As such, there could be a future conflict of interest arising from Dr. Jones-Crabtree’s roles as a director and as the tenant of these farms.

Exhibit

The following Exhibit is added to the Offering Circular:

2.3	Certificate of Amendment of Certificate of Incorporation of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2.3 to the Company’s Semi-Annual Report on Form 1-SA filed September 28, 2021)

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